



02012249

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

JAN 29 2002

The Securities Exchange Act of 1934

For the month of January 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

PROCESSED
FEB 0 6 2002
THOMSON
FINANCIAL

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

....
(Registrant)

Date : January 23rd, 2002

....

Apostolos Tamvakakis
Deputy Governor



NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces to investors that pursuant to the resolution of the Bank's Repeat General Meeting of Shareholders of 26 November 2001, the Bank of Greece's and the Ministry of Development's approvals of a relevant amendment to the Bank's Articles of Association and the registration of the said Ministry of Development approval in the Register of Sociétés Anonymes, the Bank's share capital was reduced by GRD 9,907,289,213 or EURO 29,074,950 through the cancellation of the Bank's 6,461,100 own shares resulting from the conversion of 1,615,275 bonds purchased by the Bank from the Public Company for Transferable Securities S.A. (DEKA S.A.).

Accordingly, the Bank's share capital now amounts to GRD 349,732,863,086 or EURO 1,026,362,034, divided into 228,080,452 shares of a nominal value of GRD 1,533.375 or EURO 4.50 each. Furthermore, as of Wednesday, 23 January 2002, NATIONAL BANK OF GREECE EX-DIVIDEND shares shall cease to be traded by virtue of the Athens Stock Exchange Board of Directors' relevant approval of 17 January 2002, obtained by the Bank pursuant to the above decisions.

Athens, 22 January 2002

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201



NATIONAL BANK OF GREECE S.A.

ARTICLES OF ASSOCIATION

SECRETARIAT
BANK'S SHARES

January 2002

NATIONAL BANK OF GREECE S.A.

ARTICLES OF ASSOCIATION

CONTENTS

NATIONAL BANK OF GREECE, S.A.

ARTICLES OF ASSOCIATION

PREAMBLE

The present Articles of Association are a codification of the provisions of the Articles of Association of Banking Société Anonyme under the name "National Bank of Greece, S.A.", approved by Minister of Trade decision No 22883 on 19th March 1953, promulgated in Government Gazette Issue No 58 dated 20th March 1953 (Bulletin of Sociétés Anonymes), as amended by resolutions passed at the Bank's General Meetings of Shareholders on 2nd April 1955, 24th February 1956, 29th April 1957, 30th April 1958, 14th April 1962, 22nd April 1963, 24th June 1967, 27th June 1968, 19th May 1969, 28th May 1970, 7th September 1972, 25th May 1973, 12th September 1974, 26th May 1975, 2nd June 1977, 7th June 1980, 24th September 1982, 24th June 1983, 8th June 1988, 21st June 1991, 26th June 1992, 13th July 1994 by resolutions adopted by the Board of Directors on 18th November 1994 and 22nd November 1995, as well as resolutions passed at the Bank's General Meetings of Shareholders on 15th June 1995, 5th July 1995, 14th March 1997, 6th October 1997, 25th May 1998 and 9th September 1998, such resolutions having been approved by Minister of Trade decisions Nos 44311/2399 of 9th November 1955, 12336/641 of 30th March 1956, 2467/685 of 22nd August 1957, 21634/1239 of 10th June 1958, 47115/2727 of 5th September 1962, 15439/790 of 15th April 1964, 62886/4407/599 of 4th October 1967, 63889/5656 of 7th October 1968, 47726/4146 of 16th July 1969 and 62699/5224 of 9th September 1970, by Minister of National Economy decision No 14314 of 22nd December 1972, by Prefect of Attica, Department of Athens decisions Nos 211619 of 18th October 1973, 130905 of 9th January 1975, 121044 of 5th November 1975, 110201 of 20th August 1977, 32198 of 31st December 1980, 26825 of 2nd

December 1982 and 35117 of 28th December 1983, by Minister of Trade decisions Nos K3/6804 of 7th September 1988, 5040 of 5th August 1991, K2/8133 of 26th November 1991, K2/7620 of 20th October 1992, K2/6176 of 2nd September 1994, K2/9536 of 12th December 1994, K2/9725 of 5th December 1995 and K2/993 of 1st February 1996 and by Minister of Development decisions Nos K2-3109 of 8th April 1997, K2-2775 of 24th November 1997, K2-9775/1997, K2-5862/1998, K2-9572/1998, K2-1135 of 29th January 1999, K2-6955/1999, K2-4122(twice)/1999, K2-7255/1999, K2-13248 of 22 November 1999(twice), K2-5175 of 21st April 2000, K2-5726 of 5th May 2000 and K2-14485 of 22nd November 2000(twice), respectively promulgated in Government Gazette issues (Bulletin of Sociétés Anonymes and Limited Liability Companies) Nos 368 of 16th November 1955, 122 of 9th April 1956, 420 of 5th September 1957, 233 of 10th June 1958, 551 of 20th September 1962, 224 of 25th April 1964, 935 of 18th October 1967, 1046 of 22nd October 1968, 1013 of 25th July 1969, 1331 of 21st September 1970, 1960 of 27th December 1972, 1796 of 30th October 1973, 48 of 17th January 1975, 2366 of 12th November 1975, 2712 of 23rd August 1977, 4002 of 31st December 1980, 4192 of 3rd December 1982, 3233 of 29th December 1983, 2931 of 12th September 1988, (correction in issue No 3010 of 22nd September 1988), 3481 of 7th August 1991, 4622 of 27th November 1991, 4795 of 20th October 1992, 5183 of 7th September 1994, 6868 of 13th December 1994, 6919 of 7th December 1995, 552 of 5th February 1996, 1498 of 11th April 1997, 2882 of 6th June 1997, 8200 of 24th November 1997, 8371 of 2nd December 1997, 8712 of 17th December 1997, 4121 of 18th June 1998, 6340 of 4th August 1998, 9089 of 26th November 1998, 9551 of 15th December 1998, 10056 of 31st December 1998, and 631 of 5th February 1999, TAPET No 52539/1999, TAPET No 42537/1999 and TAPET No 57652/1999 (Government Gazette issues Nos 4753 of 25th June 1999, 4755 of 25th June 1999, 5122 of 2nd July 1999) as well as in Government Gazette issues (Bulletin of Sociétés Anonymes and Limited Liability Companies) Nos 9367 of 25th November 1999, 2944 of 26th April 2000, 3396 of 19th May 2000, 10850 of 24th November 2000, 10860 of 24th November 2000, by Minister of

Development decisions No K2-6205 of 23rd May 2001, K2-15939(twice) of 21st November 2001, K2-17801(twice) of 28th December 2001, respectively promulgated in Government Gazette issues (Bulletin of Sociétés Anonymes and Limited Liability Companies) Nos 2999 of 25 May 2001, 10409 of 22 November 2001 and 11546 of 31 December 2001.

NATIONAL BANK OF GREECE S.A.

ARTICLES OF ASSOCIATION

CHAPTER ONE

ESTABLISHMENT – NAME – REGISTERED OFFICE – DURATION – OBJECTS

Article 1

1. National Bank of Greece S.A. was established in 1841. Under Royal Decree dated 26/27th February 1953, the Bank was merged with Bank of Athens S.A. (established in 1893) and adopted the name National Bank of Greece and Athens S.A. Its present name, as defined by the General Meeting of its Shareholders on 30 April 1958, is ΕΘΝΙΚΗ ΤΡΑΠΕΖΑ ΤΗΣ ΕΛΛΑΔΟΣ Α.Ε. In English the name shall read National Bank of Greece S.A.; in other languages, it shall be either a true translation of its Greek name, or written in Latin characters.

2. National Bank of Greece S.A. has its registered office in Athens, at 86 Eolou Street. Branch offices, agencies and representative offices may be established anywhere in Greece or abroad upon a resolution of the Bank's Board of Directors.

Article 2

The Bank's duration, which was due to expire on 27th February 2003, is hereby extended to 27th February 2053 and may be further

extended by a resolution of the General Meeting of Shareholders, which will amend this article.

Article 3

1. The Bank shall engage in all such banking and financial activities in general, both at home and abroad, as shall be allowed to banking Sociétés Anonymes by Greek and EU legislation as is in force each time.

   To the extent permitted by standing legislation, the Bank may also carry out the said activities on behalf of third parties, either on a joint venture basis, or in association with other legal entities or natural persons of any nationality.

2. The objects of the Bank's activities shall, in particular be as follows:

   (a) To extend all types of loans, credits or guarantees;

   (b) To acquire or assign claims thereunder;

   (c) To provide intermediary services in the financing of business, inter-business cooperation or in the underwriting of share capital issues through public subscription or bond issues; also to represent bond holders or other lenders;

   (d) To borrow funds, obtain credits or guarantees and issue bond loans;

   (e) To accept cash deposits or other refundable funds, in drachmae and in foreign exchange or in foreign currency;

(f) To purchase, sell, safe keep, manage or collect negotiable instruments; also securities (whether quoted on the Stock Exchange or not), foreign exchange or foreign currency;

(g) To issue and manage means of payment (credit cards, travelers cheques and letters of credit);

(h) To participate in security issues and provide related services;

(i) To provide consulting services to companies in respect of the capital structure, industrial strategy and related matters; also to provide consultation and services with regard to mergers, acquisitions or liquidation of companies;

(j) To provide intermediary services in the interbank markets;

(k) To manage portfolios and provide related consulting services;

(l) To provide credit information reports;

(m) To lease safe deposit boxes;

(n) To participate in businesses at home and abroad.

3. The Bank may establish foundations under Article 108 of the Greek Civil Code and firms under Article 784 of such Code, engaged in cultural, educational and financial activities, as well as participate in such firms already existing.

CHAPTER TWO

SHARE CAPITAL - SHARES

Article 4

1. The Bank's share capital comes to Drachmae 349,732,863,086 or Euro 1,026,362,034 and is divided into 228,080,452 shares of a nominal value of Drachmae 1,533.375 or Euro 4.50 each.

2. Such share capital has been arrived at as follows:

(i) By virtue of Royal Decree dated 26 February 1953, the share capital was fixed to 223,190,100,000 old Drachmae, divided into 30,366 shares fully paid, each of a nominal value of 7,350,000 old Drachmae. This capital resulted from the transfer of all "National Bank of Greece S.A.", and "Bank of Athens S.A." corporate property, including all assets and liabilities as at 27th February 1953, to "National Bank of Greece and Athens S.A.", which, as aforesaid, changed its name into "National Bank of Greece S.A." and ipso jure and without any further formalities entered as the universal successor of the above Banks into all their rights and obligations, except for their obligations under direct debts, guarantees, or other reasons originating from bonds, securities in general, contracts or otherwise, and relating to loans in gold or in foreign currency contracted in the form of bonds or not, issued to bearer by Sociétés Anonymes, Legal Entities of Public Law, Municipalities and Communities, etc (Legislative Decree 3504/1956).

(ii) Following a decision reached by the Bank's Board of Directors on 10th September 1953, the share capital was increased to 297,586,800,000 old Drachmae or 297,586,800 new Drachmae (Law

2824/1954), divided into 40,488 shares, each of a nominal value of 7,350 new Drachmae.

By a resolution adopted at the General Meeting of Shareholders on 2nd April 1955, the said share capital was divided into 404,880 shares, each of a nominal value of Drachmae 735.

(iii) Pursuant to Royal Decree dated 14/27 November 1956 "re Readjustment of Financial Statements of Sociétés Anonymes", the above share capital was readjusted to Drachmae 721,353,476. After the absorption of reserves amounting to Drachmae 4,070,000 and the "Difference due to Readjustment" account which showed a debit balance of Drachmae 139,716,416 was deducted from Drachmae 721,353,476, it left a sum of Drachmae 581,637,060. To round off the nominal value of each share, the amount of Drachmae 229,380 was transferred to reserves; accordingly, pursuant to the provision of article 10 of the said Royal Decree of 14/27th November 1956, the Bank's share capital was fixed at Drachmae 581,407,680 divided into 404,880 shares, each of a nominal value of Drachmae 1,436.

(iv) By a resolution passed on 14th April 1962 by the General Meeting of Shareholders and a decision reached by the Board of Directors on 12th October 1962, the Bank's share capital was increased by Drachmae 290,703,840 through the issue of 202,440 shares each of a nominal value of Drachmae 1,436. As a result, the Bank's share capital was increased to Drachmae 872,111,520 divided into 607,320 shares of a nominal value of Drachmae 1,436 each.

(v) By a resolution passed by the General Meeting of Shareholders on 19th May 1969, the share capital of the Bank was increased by Drachmae 8,502,480 which was derived from withholding Drachmae 14 per share from the 1968 dividend; accordingly, the Bank's share capital rose to Drachmae 880,614,000, divided into 1,214,640 shares, each of a nominal value of Drachmae 725; such 1,214,640 shares

having resulted from the exchange of one (1) old share for two (2) new shares.

(vi) Subsequently, by a resolution adopted by the General Meeting of Shareholders on 28th May 1970, and in accordance with Emergency Law 148/1967, the Bank's share capital was increased by Drachmae 220,153,500 through capitalization of the Special Reserve Fund which amounted to Drachmae 219,934,660 and resulted from the issue of new shares above par, and of Drachmae 218,840 out of the Extraordinary Reserve Fund. Such capitalization resulted in the issue of 303,660 new shares, of a nominal value of Drachmae 725 each, distributed, as provided for by Law, to the shareholders in the proportion of one (1) new share to four (4) old shares. Accordingly, the share capital came to Drachmae 1,100,767,500 divided into 1,518,300 shares of a nominal value of Drachmae 725 each.

(vii) By a resolution passed on 7th September 1972 by the Extraordinary General Meeting of Shareholders, the Bank's share capital was further increased by (a) Drachmae 157,252,500 through the issue against cash of 216,900 new registered shares, each of a nominal value of Drachmae 725 and (b) Drachmae 366,922,500 by capitalization, according to Emergency Law 148/1967 as amended, of part of the increased value, amounting in total to Drachmae 1,544,457,362 of the Bank's fixed assets, through the issue of 506,100 new shares of a nominal value of Drachmae 725 each, distributed in the proportion of one (1) new share to three (3) old shares; Drachmae 1,177,534,862 being the balance of the increased value thereof, having been brought to special reserves as provided for by Legislative Decree 1229/1972. Thus, the Bank's share capital came to Drachmae 1,624,942,500 divided into 2,241,300 shares of a nominal value of Drachmae 725 each.

(viii) By a resolution adopted on 26th May 1975 by the General Meeting of Shareholders, the Bank's share capital was increased by Drachmae

64,997,700 by capitalization, in accordance with Emergency Law 148/1967 as amended, of part of the special reserves that resulted from the increased value of the fixed assets, through the issue of 89,652 new shares, each of a nominal value of Drachmae 725, distributed in the proportion of one (1) new share to twenty five (25) old shares.

The Bank's share capital thus came to Drachmae 1,689,940,200 divided into 2,330,952 shares of a nominal value of Drachmae 725 each.

(ix) By a resolution passed on 2nd June 1977 by the General Meeting of Shareholders, the Bank's share capital was further increased by a total of Drachmae 2,779,566,434 through capitalization of: the increased value of its real property, amounting to Drachmae 1,667,029,272, in accordance with Law 542/1977, and of the non-capitalized balance of the increased value of its real property, amounting to Drachmae 1,112,537,162, as provided for by Emergency Law 148/1967.

According to Law 542/1977: (a) seventy five percent (75%) of the above total, rounded off to Drachmae 2,039,583,000 in order that the new nominal value of each share may be made an integral number, was applied to increasing the nominal value of each share from Drachmae 725 to Drachmae 1,600, and (b) the balance of Drachmae 739,983,434 was increased by Drachmae 5,920,566 drawn from the profits realized in 1976.

Accordingly, a total of Drachmae 745,904,000 was divided into 466,190 new shares, each of a nominal value of Drachmae 1,600 and distributed to the shareholders in the proportion of one (1) new share to five (5) old shares.

(x) By a resolution passed by the General Meeting of Shareholders on 25th May 1979, the Bank's share capital was further increased by

Drachmae 895,086,400 through the issue of 559,429 shares of a nominal value of Drachmae 1,600 each.

(xi) By a resolution adopted by the Extraordinary General Meeting of Shareholders on 24th September 1982, the Bank's share capital was further increased by capitalization of: (a) the increased value that resulted from readjustment of its real property value, as provided for by Law 1249/1982, amounting to Drachmae 14,212,217,545.56 and (b) Drachmae 53,212,354.44 from the reserves which emanated from the issue of shares above par, i.e. by a total of Drachmae 14,265,429,900. Of this, the amount of Drachmae 9,734,055,900 was applied to increasing the nominal value of each share from Drachmae 1,600 to Drachmae 4,500, and the balance of Drachmae 4,531,374,000 was divided into 1,006,972 new shares of a nominal value of Drachmae 4,500 each and distributed to the shareholders in the proportion of three (3) new shares to ten (10) old shares.

(xii) By a resolution adopted by the General Meeting of Shareholders on 24th June 1983, a sum of Drachmae 665,927,970 was transferred from reserves, which resulted from the issue of shares above par, to the share capital to supplement it; such transfer having been prompted by the erroneous calculation of readjustment of the Bank's real property value as provided for by Law 1249/1982. Accordingly, the Bank's share capital amounted to Drachmae 19,635,943,500 divided into 4,363,543 shares of a nominal value of Drachmae 4,500 each.

(xiii) By a resolution passed on 8th June 1988 by the General Meeting of Shareholders, the Bank's share capital was increased by capitalization of: (a) Drachmae 34,784,009,378 i.e. the increased value that resulted from readjustment of the Bank's real property value, by virtue of joint decision taken by the Ministers of National Economy and Finance on 22nd February 1988 and (b) Drachmae 560,691,622 from the reserves that resulted from the issue of shares

above par, thus amounting to Drachmae 35,344,701,000 divided into 7,854,378 new shares of a nominal value of Drachmae 4,500 each and distributed to the shareholders in the proportion of nine (9) new shares to five (5) old shares. Accordingly, the share capital rose to Drachmae 54,980,644,500 divided into 12,217,921 shares, each of a nominal value of Drachmae 4,500.

(xiv) By a resolution adopted by the General Meeting of Shareholders on 21st June 1991, the Bank's share capital was increased by (a) Drachmae 10,996,128,000 through the issue of 2,443,584 shares of a nominal value of Drachmae 4,500 each, and (b) Drachmae 5,498,064,000 by capitalization of an equal amount from the reserves that resulted from the issue of shares above par. The said amount was divided into 1,221,792 new shares of a nominal value of Drachmae 4,500 each and distributed to the shareholders in the proportion of one (1) new share to ten (10) old shares. Accordingly, the Bank's share capital came to Drachmae 71,474,836,500 divided into 15,883,297 shares, each of a nominal value of Drachmae 4,500.

(xv) By a resolution adopted by the General Meeting of Shareholders on l3th July 1994, the Bank's share capital was increased by Drachmae 16,424,627,006 resulting from readjustment of the Bank's real property value and capitalization thereof, as provided for the Laws 2065/92 and 1839/89. The amount of Drachmae 14,585,389, that resulted from the issue of shares above par, was also added to the said amount.

The aggregate amount of Drachmae 16,439,212,395 was applied to increasing the nominal value of each share from Drachmae 4,500 to Drachmae 5,535 each.

Accordingly, the Bank's share capital amounted to Drachmae 87,914,048,895 divided into 15,883,297 shares of a nominal value of Drachmae 5,535 each.

(xvi) By resolution of the Board of Directors, adopted at meeting No 1031 of 18th November 1994, the Bank's share capital increased by Drachmae TWO HUNDRED FORTY NINE THOUSAND SEVENTY FIVE (249,075) through the issue of 45 new shares of a nominal value of Drachmae 5,535 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1991. Accordingly, the Bank's share capital amounted to Drachmae 87,914,297,970 divided into 15,883,342 shares of a nominal value of Drachmae 5,535 each.

(xvii) By resolution of the Board of Directors, adopted at meeting No 1047 of 22nd November 1995, the Bank's share capital increased by Drachmae FIFTY FIVE THOUSAND THREE HUNDRED FIFTY (55,350) through the issue of 10 new shares of a nominal value of Drachmae 5,535 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1991. Accordingly, the Bank's share capital amounted to Drachmae 87,914,353,320 divided into 15,883,352 shares of a nominal value of Drachmae 5,535 each.

(xviii) By resolution adopted by the Extraordinary General Meeting of Shareholders on 14th March 1997, the Bank's share capital was increased by Drachmae 13,421,431,280 through capitalization of the reserve fund arising from the fixed assets increased value under Law 2065/1992. The increase was arrived at as follows: (a) an amount of Drachmae 4,209,088,280 was applied to increase the nominal value of each share from Drachmae 5,535 to Drachmae 5,800, (b) an amount of Drachmae 9,212,343,000 was allocated to 1,588,335 new shares of a nominal value of Drachmae 5,800 each, distributed to the shareholders in the proportion of one (1) new share to ten (10) old ones. Accordingly, the Bank's share capital amounted to Drachmae 101,335,784,600, divided into 17,471,687 shares of a nominal value of Drachmae 5,800 each.

(xix) By resolution adopted by the Extraordinary General Meeting of Shareholders on 6th October 1997, the Bank's share capital was increased by Drachmae 20,267,154,600 through the issue against cash of 3,494,337 new registered shares of a nominal value of Drachmae 5,800 each, distributed to the shareholders in the proportion of two (2) new shares to ten (10) old ones.

Accordingly, the Bank's share capital amounted to Drachmae 121,602,939,200 divided into 20,966,024 registered shares, of a nominal value of Drachmae 5,800 each.

(xx) By resolution of the Board of Directors, adopted at meetings Nos 1094 and 1095 of 9th December 1997, the Bank's share capital increased by Drachmae 9,368,589,200 through the issue of 1,615,274 new shares of a nominal value of Drachmae 5,800 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1996. Accordingly, the Bank's share capital amounted to Drachmae 130,971,528,400, divided into 22,581,298 shares of a nominal value of Drachmae 5,800 each.

(xxi) By resolution adopted by the General Meeting of Shareholders on 25th May 1998 the Bank's share capital was increased by Drachmae 26,194,308,000 through capitalization of: (a) Drachmae 6,368,790,543.65 resulting from taxed reserves under Law 2579/98, (b) the balance of the increased value that resulted from readjustment of the real property value, as provided for by Law 2065/92, amounting to Drachmae 703,884,719 and (c) Drachmae 19,121,632,737.35 resulting from the reserves from the issue of new shares above par. Such increase resulted in the issue of 4,516,260 new shares, each of a nominal value of Drachmae 5,800, distributed, free of charge, to the shareholders as at 25 May, 1998 in the proportion of two (2) new shares to ten (10) old shares. Accordingly, the Bank's share capital amounted to Drachmae 157,165,836,400 and

is divided into 27,097,558 common shares, of a nominal value of Drachmae 5,800 each.

(xxii) By resolution adopted by the Extraordinary General Meeting of Shareholders on 9th September 1998, the Bank's share capital was increased: (a) by Drachmae 14,312,065,400 through the Bank's absorption of the Banking Sociètè Anonyme under the name of "NATIONAL MORTGAGE BANK OF GREECE S.A." (Sociètès Anonymes Registry No 6070/06/b/86/09), as provided by the article 16 regulations of 2515/1997 Law in combination with article 69 regulations of Law 2190/1920, (b) by Drachmae 11,387,618,600 through the equal capitalization of the Bank's reserve fund emanated from the difference of the issue of shares above par that was resolved so that the Bank's aggregate shares nominal value of Drachmae 5,800 would remain after the resolved merging of the Banking Sociètè Anonyme under the name "NATIONAL MORTGAGE BANK OF GREECE S.A." through absorption by the Bank.
Accordingly, the Bank's share capital amounted to Drachmae 182,865,520,400, divided into 31,528,538 shares of a nominal value of Drachmae 5,800 each.

(xxiii) By resolution of the Board of Directors, adopted at meetings Nos 1116 and 1118 of 8th December 1998 and 16th December 1998 respectively, the Bank's (share) capital increased by (Drachmae) 9,368,589,200 through the issue of 1,615,274 new shares of a nominal value of Drachmae 5,800 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1996. Accordingly, the Bank's share capital amounted to Drachmae 192,234,109,600, divided into 33,143,812 common registered shares of a nominal value of Drachmae 5,800 each.

(xxiv) By resolution of the Board of Directors, adopted at meetings Nos 1117 and 1118 of 8th December 1998 and 16th December 1998

respectively, the Bank's share capital increased by Drachmae 13,096,005,600 through the issue of 2,257,932 new shares of a nominal value of Drachmae 5,800 each; such issue resulting from the conversion into shares of 1,128,966 convertible bonds issued in 1991. Accordingly, the Bank's share capital amounted to Drachmae 205,330,115,200, divided into 35,401,744 common registered shares of a nominal value of Drachmae 5,800 each.

(xxv) By resolution adopted by the Extraordinary General Meeting of Shareholders on 29th January 1999 each share was split into four complete shares, with a corresponding reduction in its nominal value from Drachmae 5,800 to Drachmae 1,450. Accordingly, the Bank's share capital amounted to Drachmae 205,330,115,200, divided into 141,606,976 common registered shares of a nominal value of Drachmae 1,450 each.

(xxvi) By resolution adopted by the Extraordinary General Meeting of Shareholders on 6th April 1999, the Bank's share capital was increased by Drachmae 21,522,384,800 through the issue against cash of 14,843,024 new common registered shares of a nominal value of Drachmae 1,450 each; 682,326 of the above shares were distributed to the Bank's employees and 14,160,698 shares were distributed to the shareholders in the proportion of one (1) new share to 10 old ones. Accordingly, the Bank's share capital amounted to Drachmae 226,852,500,000 divided into 156,450,000 common registered shares, of a nominal value of Drachmae 1,450 each.

(xxvii) By resolutions of the Board of Directors, adopted at meetings No 1136 dated 14th June 1999 and No 1137 dated 14th June 1999, the Bank's share capital increased by Drachmae 5,092,400 through the issue of 3,512 new shares of a nominal value of Drachmae 1,450 each; such issue resulting from the conversion into shares

of 439 convertible bonds issued in 1991. Accordingly, the Bank's share capital amounted to Drachmae 226,857,592,400, divided into 156,453,512 common registered shares of a nominal value of Drachmae 1,450 each.

(xxviii) By resolutions of the Board of Directors, adopted at meetings No 1143 dated 15 November 1999 and No 1144 dated 15 November 1999, the Bank's share capital increased by Drachmae 9,368,589,200 through the issue of 6,461,096 new shares of a nominal value of Drachmae 1,450 each; such issue resulting from the conversion into shares of 1,615,274 convertible bonds issued in 1996. Accordingly, the Bank's share capital amounted to Drachmae 236,226,181,600, divided into 162,914,608 common registered shares of a nominal value of Drachmae 1,450 each.

(xxix) By resolution adopted by the General Meeting of Shareholders on 18th April 2000, the Bank's share capital was increased by Drachmae 94,490,473,800 through an equal capitalization of the Bank's reserve fund emanated from the issue of shares above par.
Such increase resulted in the issue of 65,165,844 new shares, each of a nominal value of Drachmae 1,450, distributed, free of charge, to the shareholders as at 26 April 2000 in the proportion of four (4) new shares to ten (10) old shares.
Accordingly, the Bank's share capital amounted to Drachmae 330,716,655,400 and is divided into 228,080,452 common registered shares, of a nominal value of Drachmae 1,450 each.

(xxx) By resolutions of the Board of Directors, adopted at meetings No 1164 dated 15 November 2000 and No 1165 dated 15 November 2000, the Bank's share capital increased by Drachmae 9,368,589,200 through the issue of 6,461,096 new shares of a nominal value of Drachmae 1,450 each; such issue resulting from the conversion into shares of 1,615,274 convertible bonds issued in

1996. Accordingly, the Bank's share capital amounted to Drachmae 340,085,244,600, divided into 234,541,548 common registered shares of a nominal value of Drachmae 1,450 each.

(xxxi) By resolution adopted by the General Meeting of Shareholders on 26th April 2001, the Bank's share capital was reduced by Drachmae 9,368,589,200 through the cancellation of 6,461,096 own shares purchased from the Public Company of Transferable Securities S.A. (DEKA S.A.)
Accordingly, the Bank's share capital amounts to Drachmae 330,716,655,400 and is divided into 228,080,452 common registered shares, of a nominal value of Drachmae 1,450 each.

(xxxii) By resolution adopted by the General Meeting of Shareholders on 26th April 2001, the Bank's share capital was increased by Drachmae 19,016,207,686, through an increase in the nominal value of the Bank's share from Drachmae 1,450 to Drachmae 1,533.375, by capitalization of (a) an increase by Drachmae 10,637,258,098 in the value of the Bank's real property pursuant to Law 2065/1992, and (b) an amount of Drachmae 8,378,949,588 resulting from the reserves from the issue of new shares above par.
Accordingly, the Bank's share capital amounts to Drachmae 349,732,863,086, divided into 228,080,452 common registered shares, of a nominal value of Drachmae 1,533.375 each.

(xxxiii) By resolutions of the Board of Directors, adopted at meetings No 1187 dated 15 November 2001 and No 1188 dated 15 November 2001, the Bank's share capital increased by Drachmae 9,907,289,213 through the issue of 6,461,100 new shares of a nominal value of Drachmae 1,533.375 each; such issue resulting from the conversion into shares of 1,615,275 convertible bonds issued in 1996.

Accordingly, the Bank's share capital amounted to Drachmae 359,640,152,299, divided into 234,541,552 common registered shares of a nominal value of Drachmae 1,533.375 each.

(xxxiv) By resolution adopted by the General Meeting of Shareholders on 26th November 2001, the Bank's share capital was reduced by Drachmae 9,907,289,213 through the cancellation of 6,461,100 own shares which resulted from the conversion of 1,615,275 bonds purchased from the Public Company of Transferable Securities S.A. Accordingly, the Bank's share capital amounts to Drachmae 349,732,863,086 and is divided into 228,080,452 common registered shares, of a nominal value of Drachmae 1,533.375 each.

Article 5

1. During the first five-year period from the amendment to this article of the Articles of Association, or within five years from the relevant resolution of the General Meeting of Shareholders passed in accordance with article 15 paragraph 2 and article 16 paragraph 2 of these Articles of Association, the Board of Directors may, by a majority decision taken by two thirds (2/3) of all its members, increase the share capital through the issue of new shares. The amount of the increases shall not exceed the share capital already paid up on amendment to this article of the Articles of Association or the share capital which shall have been paid up on the date of adoption of the relevant resolution by the General Meeting of Shareholders. The above power of the Board of Directors may be renewed by the General Meeting of Shareholders for a period not exceeding five years for each renewal.

2. The General Meeting of Shareholders may, by a resolution adopted in accordance with article 15 paragraph 1 and article 16 paragraph 1 hereof, increase the share capital, in all or in part, through the issue of new shares up to twice the capital paid up on amendment to this article of the Articles of Association.

3. Paragraphs 1 and 2 of this article shall not apply where the Bank's reserves shall exceed one tenth (1/10) of the paid-up share capital.

4. Capital increases decided upon as provided for by paragraphs 1 and 2 of this article shall not constitute amendments to the Articles of Association. Such increases, as well as the mode of cover thereof shall be duly notified to the Bank of Greece.

5. Whenever the share capital is increased or a bond loan convertible into shares is issued, the preference right on all the new share capital or bond loan shall be given to existing shareholders at the time of issue in the proportion of their equity holding at the time.

After expiry of the deadline (which may not be less than one month) for exercising the preference right designated by the Company's appropriate body which decided on the increase, such shares not taken up as above shall be freely disposed of by the Bank's Board of Directors.

The invitation to exercise the preference right, which must also indicate the deadline set for exercising such right, shall be published in the Bulletin for Sociétés Anonymes and Limited Liability Companies of the Government Gazette. Such invitation may be sent to the shareholders by registered mail.

6. By a resolution adopted by the General Meeting of Shareholders pursuant to the provisions of article 15 paragraph 2 and article 16 paragraph 2 hereof, the preference right provided for in the above paragraph 5 may be limited or abolished. For the adoption of such resolution the Board of Directors is obliged to submit to the General Meeting a written report indicating the reasons for such limitation or abolition of the preference right and justifying the proposed price for the issue of new shares.

The above General Meeting resolution is subject to such publication formalities as are provided for by article 7b of Codified Law 2190/1920 presently in force.

Article 6

1. As specified by Codified Law 2190/1920, article 11a, the shares shall be registered. Should it be permitted in the future to issue shares to bearer, the conversion of present registered shares to bearer shares shall be effected following a General Meeting of Shareholders resolution which shall specify the details of issue and delivery of the new share certificates to the shareholders.

2. The share certificates shall be in numerical order and shall bear the Bank's seal and the signatures of the Chairman of the Board and of

such member of the Bank's Board of Directors as shall be specified by the Board to this effect.

3. The share certificates may be issued for one or more shares as shall be specified each time by the Board of Directors.

4. The shares shall be indivisible. In case of joint ownership, the joint owners' rights shall be exercised only by a joint legal representative. Joint owners shall be jointly and severally liable as regards the discharge of obligations deriving from the joint ownership.

5. Upon acquisition of a share, the shareholder accepts the Bank's Articles of Association, the resolutions of the General Meeting of Shareholders and the decisions reached by the Board of Directors.

CHAPTER THREE

GENERAL MEETING OF SHAREHOLDERS

Article 7

The General Meeting of Shareholders is the Bank's supreme body entitled to decide on each single matter concerning the Bank. Its lawful resolutions shall be binding upon all the shareholders, even those absent or dissenting.

Article 8

1. All Bank's shareholders have the right to participate in the General Meeting.

2. The shareholders may be represented at the General Meeting by other person duly authorized.

3. Each share shall entitle the holder to one vote. The number of each shareholder's votes shall be equal to the number of his shares.

Article 9

1. The General Meeting alone shall be authorized to decide upon:

   (a) The amendments to the Articles of Association. Such amendments shall be also deemed to include the increases or decreases in the Bank's share capital, excluding the share capital increase decided upon by the Board of Directors or the General Meeting under paragraph 1 and paragraph 2 article 5 hereof;

   (b) The election of the members of the Board of Directors and the auditors;

   (c) The approval of the Bank's Annual Financial Statements;

   (d) The appropriation of the annual profits;

(e) The issue of bond loans;

(f) The merger, extension of duration or dissolution of the Bank, and

(g) The appointment of liquidators.

2. The election of provisional Directors to replace Directors who resigned, died or were discharged for any reason whatsoever shall not fall within the authority of the General Meeting.

3. The General Meeting shall otherwise decide upon all such Board proposals as shall be listed on the agenda.

Article 10

1. The General Meeting of Shareholders shall meet regularly at the Bank's registered office at least once a year within six (6) months from the end of each financial year. An extraordinary General Meeting of Shareholders shall be convened by the Board of Directors whenever deemed necessary.

2. The ordinary General Meeting shall examine the Annual Financial Statements and the reports of the Board of Directors and of the auditors on such Statements and shall decide on their approval.

3. The ordinary General Meeting shall elect two auditors and their substitutes. Such auditors and substitutes shall be elected and remunerated as provided for by Law.

4. After approval of the Annual Financial Statements, the General Meeting shall by special ballot, effected by roll-call, decide upon discharging the Board of Directors and the auditors from all personal liability. Such discharge shall have no effect in the cases under article 22a of Codified Law 2190/1920. The members of the Board and such employees as are shareholders of the Bank may take part in such voting only in respect of the number of shares they own.

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Article 11

1. The General Meeting shall be convened by the Board of Directors.

2. With the exception of repeat meetings and meetings deemed similar to them, the General Meeting shall be convened at least twenty (20) days prior to the date fixed for the meeting, inclusive of holidays, but not including the date of publication of the notice convening the General Meeting and the date of such meeting.

3. The notice convening the General Meeting shall clearly indicate the building, the date, the time of the meeting and the items of the agenda. The notice shall be displayed in a conspicuous place on the Bank's Head Office premises and published at least ten (10) days in advance in the Bulletin for Sociétés Anonymes and Limited Liability Companies of the Government Gazette pursuant to the provisions of article 3 of Presidential Decree dated 16th January 1930, re Bulletin for Sociétés Anonymes.

    The notice shall be also published, at least twenty (20) days before, in: (a) a daily newspaper selected amongst the newspapers under article 3 of Legislative Decree 3757/1957, as is in force, published in Athens and having, at the discretion of the Board of Directors, wider circulation in Greece, and (b) such a daily financial newspaper as may be determined by decision of the appropriate Minister. In the event of repeated General Meetings the above time limits shall be reduced by half.

Article 12

1. Shareholders entitled to participate in and vote at the General Meeting shall be deemed to be the shareholders that have deposited their shares (acknowledged by receipt), at least five (5) days prior to the date fixed for the meeting, with the Bank, the State Loans and

Deposits Fund, or with any other banking Société Anonyme in Greece, or any such bank abroad as may be designated by the Board of Directors in the notice convening the General Meeting.

2. The time limit set in the previous paragraph shall also apply to the deposit with the Bank of the relative receipts evidencing deposit of the shares, as well as of the documents legalizing the shareholders' representatives or proxies.

3. The shareholders that have not complied with the provisions of this article may take part in and vote at the General Meeting only upon its permission.

Article 13

1. A list of the shareholders who have voting power, indicating the number of shares and of votes of each, the names of their proxies, if any, as well as the shareholders' and their proxies' addresses should be displayed in a conspicuous place on the Bank's Head Office premises forty eight (48) hours prior to each General Meeting. The Board of Directors shall without fail indicate in the said list all such shareholders as shall have complied with the provisions of the preceding article.

2. Should a shareholder or proxy thereof object to the list, such objection may be raised only at the commencement of the meeting and prior to the discussion of the items on the agenda.

Article 14

1. The Chairman of the Board of Directors shall also temporarily preside over the General Meeting. Should the Chairman be unable to attend,

he shall be replaced by the substitute designated in article 21 paragraph 2.

Should such substitute be also unable to attend, the General Meeting shall be temporarily presided over by such shareholder as shall own most of the shares, or by such shareholder's legal representative. Two of the shareholders or proxies present, designated by the Chairman, shall act as temporary secretaries.

2. After ratification of the list of shareholders, the General Meeting shall forthwith proceed to elect the definitive Executive Committee, consisting of a Chairman and two (2) secretaries; the latter also acting as vote counters.

Article 15

1. The General Meeting of Shareholders shall be considered to have the quorum required and shall duly deliberate on the items on the agenda when shareholders owning at least one fifth (1/5) of the paid-up capital shall be present or represented. Should there be no such quorum, the General Meeting shall again be convened within twenty (20) days as of the date the meeting was cancelled, with notice being given at least ten (10) full days beforehand, whereupon it shall be considered to have the quorum required and shall duly deliberate on the original items on the agenda whatever the paid-up share capital represented.

2. Exceptionally, in respect of decisions regarding the change in the Bank's registered office or nationality, or in its objects, the increase in the shareholders' liabilities, the increase or decrease in its share capital (excluding the increase decided upon as provided for by article 5 paragraph 2 hereof), the issue of all kinds of bond loans, the change in the method of distribution of profits, the merger, extension of the duration or the dissolution of the Bank and the writing off of the share capital, in all or in part, in accordance with

article 15a of Codified Law 2190/1920, the General Meeting shall be considered to have the quorum required and shall duly deliberate on the items on the agenda-when shareholders owning two thirds (2/3) of the paid-up share capital shall be present or represented.

Should there be no such quorum, the General Meeting shall again be convened within twenty (20) days as of the date the meeting was cancelled, with notice being given at least ten (10) clear days beforehand, whereupon it shall be considered to have the quorum required and shall duly deliberate on the original items of the agenda when at least one half (1/2) of the paid-up share capital shall be represented. Should neither such quorum be obtained, the General Meeting, convened and meeting as above, shall be considered to have the quorum required and shall duly deliberate on the original items on the agenda when at least one third (1/3) of the paid-up share capital shall be represented.

Article 16

1. General Meeting decisions shall be reached by absolute majority of the votes represented thereat.

2. Exceptionally, decisions on issues under article 15 paragraph 2 hereof shall be reached by a majority of two thirds (2/3) of the votes represented at the General Meeting.

Article 17

1. A summary of the General Meeting minutes shall be recorded in a special book and shall be ratified by the signatures of the Chairman of the General Meeting and two secretaries. Should a shareholder so request, the Chairman of the General Meeting shall record in the minutes an accurate summary of the shareholder's opinion.

2. A list of such shareholders as shall be present or represented at the General Meeting by proxy shall be also recorded in the same book; such list being prepared as provided for in article 13 hereof.

3. The copies or abstracts of the General Meeting minutes shall be ratified by the Chairman of the General Meeting or by the Chairman of the Board of Directors or his legal substitute.

CHAPTER FOUR

BOARD OF DIRECTORS

Article 18

1. The Bank is administered by a Board of Directors consisting of nine (9) to fifteen (15) members.

2. The Board members are elected by the General Meeting of shareholders which shall each time specify the exact number of such members. The members of the Board of Directors may at any time be discharged by the General Meeting.

3. Should a Director cease to be on the Board as a result of resignation, death or discharge due to any reason whatsoever, the remaining Directors shall, subject to at least five (5) of them being present temporarily elect another Director to fill the vacancy for the unexpired term of office of the Director replaced. Such election shall be submitted for approval to the General Meeting of Shareholders immediately following. The actions of the Directors so elected shall be deemed to be valid even if their election shall not have been approved by the General Meeting.

4. The appointment and the discharge of the members of the Board of Directors under any reason whatsoever, as well as the persons authorized to represent the Bank jointly or individually, together with their identification data, shall be published as provided for by articles 7a and 7b of Codified Law 2190/1920, as is in force.

Article 19

1. Subject to article 18 paragraph 3, the Directors are elected by the General Meeting for a term of three (3) years, with one third (1/3) of them being renewed each year. The term of office of the Directors shall terminate at the ordinary General Meeting of the year in which the three-year term as from their election shall expire.

2. The Directors shall always be eligible for re-election.

Article 20

1. The Directors shall be discharged if they shall unduly fail to participate in or be represented at the Board meetings for over six (6) months. The discharge from office shall be definitive as of the date on which the Board of Directors shall decide thereon by resolution recorded in the minutes.

2. The resignation of a Director shall be submitted to the Board and shall become definitive when received by the Bank, acceptance thereof not being necessary.

Article 21

1. The Board of Directors elects by absolute majority from among its members the Chairman of the Board, the Bank's Governor – who shall manage the Bank's operations- and one to five Deputy Governors. The Chairman of the Board may also be elected as the Bank's Governor.

2. Should the Chairman be absent, prevented or deceased, he shall be substituted by the Governor and, should the Governor be absent, prevented or deceased, by the senior Deputy Governor by order of election; in case of simultaneous election of the Deputy Governors, by the Deputy Governor nominated by the Board.

3. The Board of Directors shall be constituted as such at its first meeting convened after each election of Directors by the General Meeting, as well as whenever the Chairman's or Governor's post shall for any reason be vacant. Until the Board of Directors elects a new Chairman or Governor, the duties involved shall be discharged by his substitute as provided for in paragraph 2.

4. The Chairman of the Board or his substitute presides over the meetings of the Board of Directors, introduces the subjects for discussion and manages the affairs of the Board.

5. The Board of Directors elects its secretary who may be either one of its members or a third party.

Article 22

1. The Board of Directors represents the Bank judicially and extra-judicially and may by its decision entrust the exercise of all or part of its powers and authorities, including the right of representation, to the Governor, the Deputy Governor, to one or more of its members or to the Bank's Managers or even to third parties; such decision also specifying the subjects in respect of which the said powers are conferred, excluding such subjects as may require collective action of the Board of Directors.

2. The Board of Directors may also by decision entrust the exercise of part of its powers and authorities, including the right of legal representation, to the staff of the Bank or to such other persons as are technically or otherwise qualified, as provided for by article 18 paragraph 2 and article 22 paragraph 3 of Codified Law 2190/1920, as is in force.

3. The Board of Directors may confer to the Governor and the Deputy Governors the right of further conferring, to the staff of the Bank, the powers and authorities mentioned under paragraphs 1 and 2.

4. The Board of Directors may designate that should the Governor be absent, prevented or deceased, he shall be substituted, in the exercise of the entire range of his duties and powers, by the senior Deputy Governor or by order of election and, in case of simultaneous election of the Deputy Governors, by the Deputy Governor nominated by the Board.

Article 23

1. The Board of Directors shall be the proper body to decide on each single matter concerning the Bank's management, its property management and, generally, to ensure that the corporate objects are

fulfilled. Such matters as may according to Law and these Articles of Association fall under the exclusive authority of the General Meeting shall be excluded from the Board's jurisdiction.

2. The acts of the Board of Directors, even if in excess of the corporate objects, shall be binding upon the Bank against third parties, unless it is proved that such third party/ies was/were or should be aware of such excess; observation only of the requisite publication formalities regarding the Bank's Articles of Association or the amendments thereto not constituting a proof.

3. The powers of the Board of Directors shall include:

   (a) Establishment of branch offices, agencies and representative offices in Greece and abroad;

   (b) Participation of the Bank in other banks in Greece or abroad, or divestment thereof;

   (c) Approval of the Bank's by-laws;

   (d) Nomination of the Bank's General Managers and Managers upon the Governor's recommendation;

   (e) Audit and approval of the Bank's Annual and Consolidated Financial Statements;

   (f) Establishment of foundations under Article 108 of the Greek Civil Code and participation in Companies under Article 784 of such Code.

4. The Bank is bound in its transactions by either one or two authorized signatories. The Board of Directors authoritatively confers single signatory powers only to the Governor and the Deputy Governors.

Article 24

As provided for by article 22 paragraph 4 of the Articles of Association, the Bank shall be represented in Courts by the Governor or his substitute. Should the Bank be required to appear personally in the Courts, the Public Prosecutor's Office or any other Judicial Authority, or in the event of: (a) taking an oath, (b) filing a complaint or suit and waiving same, (c) declaring appearance as a prosecuting party in criminal courts during preliminary and judicial hearings and waiving same, (d) exercising legal remedies upon criminal judgments and decrees and waiving same, as well as in all cases in general requiring personal appearance in a court, the Public Prosecutor's Office or any other judicial authority the Bank shall, besides its Governor and his substitutes, be legally represented by any Manager or Assistant Manager of the Bank's Administration, Regional Administrations or Regional Divisions; in respect of the affairs of its Offices and Branches, the Bank may also be represented by the Office or Branch Manager or his substitute, or by any one of its Assistant Managers or Chiefs of Section.

Article 25

1.   As provided for by article 21 paragraph 2 hereof, the Board of Directors shall ordinarily be convened to meet at the Bank's registered office once each calendar month, upon the invitation of the Chairman or his substitute, and at the date and time specified by him; extraordinarily, when the Chairman shall think it fit, or at the Directors' request.

2.   At the request of at least three (3) Directors, the Chairman or his substitute is obliged to:

(a)   call the Board of Directors to meet within twenty (20) days from the date of submission of the relevant request;

(b) record on the agenda of the first Board meeting all proposals and/or the subject; such meeting being held after submission of the said request.

Article 26

1. The Board of Directors shall be considered to have the quorum required and shall duly deliberate when one half plus one of the Directors is present or represented, but under no circumstances may the number of Directors present in person be less than five. For the purpose of determining the number of the quorum required, any resulting fraction shall be omitted.

2. The resolutions adopted by the Board of Directors shall be valid when reached by an absolute majority of the votes of Directors present or represented, unless otherwise provided for by Law or by the Articles of Association.

3. Should a member of the Board of Directors be absent or unable to attend the Board meeting, such member may by letter appoint any other Board member as his proxy. Each Director may duly represent only one of the other Directors. No one may be appointed representative if not a member of the Board.

Article 27

1. The Board of Directors meeting proceedings and decisions reached shall be recorded in a special book of minutes which shall be signed by the Chairman or his substitute and by all Directors present; also by the secretary to the Board.

2. The members of the Board shall have no right to refuse to sign the minutes of a meeting attended; however, should they disagree with the reaching of a decision at a meeting, they may request that their opinion be recorded in the minutes. A member's refusal to sign the minutes of a meeting attended shall also be recorded therein.

3. Copies or excerpts of the Board meeting minutes shall be signed by the Chairman or, if unable, by his legal substitute.

Article 28

Subject to the provisions governing the legality of transactions between the Bank and members of its Board of Directors, all fees and remuneration paid to a member of the Board for whatever reason shall be considered legal and shall be borne by the Bank only if approved by a special resolution of the ordinary General Meeting.

Article 29

In accordance with the provisions of articles 22a and 22b of Codified Law 2190/1920, as is in force, the members of the Board of Directors shall be liable to the Bank for their acts and/or omissions whilst managing its corporate affairs.

Article 30

1. Members of the Board of Directors, General Managers and Managers of the Bank shall not without General Meeting approval be allowed to engage professionally, either on their own behalf or on behalf of third parties, in such business activities as may fall under any of the objects aimed at by the Bank, neither to participate as general partners in companies pursuing such objects.

In the event of breach of this provision the Bank shall enforce the rights granted to it under article 23 paragraphs 2 and 3 of Codified Law 2190/1920 as is in force.

2. Each Director shall keep the Bank's affairs brought to his knowledge in his capacity as a member of the Board strictly confidential.

CHAPTER FIVE

MINORITY RIGHTS

AUDIT - FINANCIAL YEAR - ANNUAL FINANCIAL STATEMENTS

Article 31

1. At the request of shareholders representing one twentieth (1/20) of the paid-up share capital the Board of Directors shall convene an extraordinary General Meeting of Shareholders and fix the date of the session, which may not be later than thirty (30) days as of the date on which the request was handed to the Chairman of the Board of Directors. The request shall indicate the items on the agenda.

2. At the request of shareholders representing one twentieth (1/20) of the paid-up share capital the Chairman of the General Meeting shall postpone, only once, the passing of resolutions by the General Meeting, whether ordinary or extraordinary, and fix the date indicated in the shareholder's request as the date for the session at which to take such decisions; this date, however, may not be later than thirty (30) days from postponement.

3. At the request of shareholders representing one twentieth (1/20) of the paid-up share capital the decisions on the items of the agenda shall be reached by roll call.

4. At the request of shareholders representing one twentieth (1/20) of the paid-up share capital submitted to the Bank five (5) full days prior to the date of the ordinary General Meeting, the Board of Directors shall:

    (a) inform the General Meeting of the amounts paid by the Bank over the last two years to Board members, Managers or other

Bank employees, for any purpose whatsoever, as well as of any other payments made to them; also of any existing agreement between the Bank and the said parties under any reason whatsoever.

(b) supply any such specific information requested about the Bank's operations as shall be useful to actually assess the items on the agenda.

The Board of Directors may, for well-founded reasons, refuse to supply information requested. Such reasons shall be recorded in the minutes.

5. Upon request submitted to the Bank five (5) days prior to the ordinary General Meeting by shareholders representing one third (1/3) of the paid-up share capital who are not represented in the Board of Directors, the latter shall supply them or their legal representative either at the General Meeting or, at its discretion prior thereto, with information on the course of business and the Bank's property structure. The Board of Directors may, for a substantial well-founded reason, decline to supply the information requested, and the said reason shall be recorded in the minutes.

6. In the cases of sub-paragraph (b) paragraph 4 and paragraph 5 of this article, any dispute that may possibly arise as to the validity of such reasons shall be settled by the appropriate Court of the place of the Bank's registered office.

7. In the cases of paragraphs 1,2,4 and 5 of this article the shareholders submitting a request shall, as provided for therein, hold the shares granting to them the right to submit such request in deposit as from the date of submission until the date of the session of the General meeting. In the case of paragraph 6, the shares shall

remain deposited until the issue of the decision of the appropriate Court.

Article 32

1. An audit on the Bank may, according to the procedure provided for by Law, be requested from the appropriate Court by the following persons, on the conditions set out herein below:

    (a) Shareholders of the Bank representing at least one twentieth (1/20) of the paid-up share capital;

    (b) The Athens Stock Exchange following a decision reached by a majority of two thirds (2/3) of its Board members;

    (c) The Minister of Trade when there are serious reasons.

2. In the cases under (a) and (b) above the audit shall be ordered if presumed that the alleged actions constitute violation of the Law, or of the Articles of Association or of General Meeting resolutions. In the case under (c) the audit shall obligatorily be ordered by the Court. In all cases the alleged actions must have occurred at a time not exceeding two years from the date of approval of the Annual Financial Statements for the year in which such actions took place.

3. Shareholders representing one third (1/3) of the paid-up share capital may, according to the procedure provided for by Law, request the appropriate Court that an audit be conducted on the bank if the overall course of the corporate affairs leads to believe that such affairs have not been properly and fairly managed. The provision of this paragraph, however, shall not apply where the minority requesting the audit is represented in the Board of Directors.

4. In the cases of the previous paragraphs, the shareholders submitting such requests as above shall hold the shares granting the above

rights to them deposited with the State Loans and Deposits Fund, the Bank of Greece or any other prime Bank in Greece until the relative decision is issued, and at any rate for a period of at least thirty (30) days from submission of such request.

Article 33

1. In order that the General Meeting may duly reach a decision on the annual accounts (Annual Financial Statements), such accounts must have been previously audited by two auditors.

2. Such auditors, as well as an equal number of substitute auditors, shall be always designated by the previous ordinary General Meeting.

3. The appointment and discharge of the auditors for whatever reason shall be published, together with their identification data, as provided for by articles 7a and 7b of Codified Law 2190/1920 as is in force.

Article 34

1. Throughout the financial year the auditors shall monitor the Bank's accounts and financial position and shall have access to all books, accounts and documents, including the minutes of the General Meeting and the Board of Directors. They shall furthermore make every necessary recommendation to the Board of Directors and, in the event of a breach of the provisions of the Law or of the Articles of Association, refer the matter to the appropriate supervisory authority.

2. After the end of the financial year the auditors shall audit the Bank's Annual Financial Statements and shall submit a report on their findings to the ordinary General Meeting. After a check on the accuracy and fairness of the entries in the Bank's books is performed, such report must clearly show whether the Annual

Financial Statements reflect the Bank's financial position at the closing date of the financial year audited and the results of such year.

3. The auditors' report shall, in particular, indicate:

    (a) Whether the information necessary to discharge their duties was supplied to them;

    (b) Whether a full account of the operations of the Bank's branch offices was brought to their knowledge;

    (c) Whether there has been a change in the method of taking an inventory over the previous financial year.

4. The auditors shall be present at the General Meeting and shall supply every information related to their audit.

5. Whilst discharging their duties, the auditors shall be liable for any offense and shall indemnify the Bank.

    Such liability cannot be eliminated or modified and the Bank's claim shall be statute-barred after two years.

6. At the auditors' request the Board of Directors shall within 10 (ten) days as of the date such request was submitted to the Chairman of the Board convene a General Meeting of Shareholders specifying that the item on the agenda shall be the item indicated in the auditors' request.

Article 35

1. The financial year shall last twelve (12) months commencing on 1st January of each year and ending on 31st December of same.

2. At the end of each financial year the Board of Directors shall close the accounts, make a detailed inventory of the corporate assets and

prepare the Annual Financial statements according to the provisions of Law; it shall furthermore submit such Annual Financial Statements, annual report for the period ending and the auditors' report, to the ordinary General Meeting (together with any explanatory report indicating all that is provided for by Codified Law 2190/1920, article 43 paragraph 7, as was in force prior to the enforcement of Presidential Decrees 409/86 and 498/87).

3. As provided for by Law, the Annual Financial Statements shall be published at least twenty (20) days prior to the session of the General Meeting.

4. Decisions in respect of the Annual Financial Statements, as approved by the Board of Directors, shall be duly reached subject to such statements having been audited by the auditors and certified by:

   (a) the Managing or the Executive Director, and in the absence of such a Director, by the Director appointed by the Board to that effect;

   (b) the Officer in charge of the Bank's appropriate General Management Division;

   (c) the Officer in charge of Accounting.

   Should any one of the above parties disagree on the legality of the preparation of the Annual Financial Statements, such party shall submit his objections to the General Meeting in writing.

5. Ten (10) days prior to each ordinary General Meeting the Annual Financial Statements and the reports of the Board of Directors and of the auditors shall be made available to any shareholders requesting them.

Article 36

1. Net profits of the Bank shall be considered to be the profits resulting from the gross earnings after deduction of all expenses, losses, write-offs and any other corporate obligation.

2. The Bank's net profits shall be appropriated as follows:

    (a) Five to twenty per cent (5% - 20%) of the total net profits shall be applied towards an ordinary reserve up to an amount equal to one half of the share capital. Upon completion of the above amount, the deduction shall no longer be mandatory and shall so remain unless the amount of the ordinary reserve is for any reason whatsoever reduced to less than one half of the share capital, whereupon such deduction shall again become mandatory.

    (b) As provided for by Law 148/1967, article 3 and Law 876/79, article 1 as are presently in force, there shall be a deduction for the payment of the first dividend corresponding to six percent (6%) of the share capital.

    (c) After deduction of the first dividend there shall be another deduction which shall at the discretion of the General Meeting be transferred to form extraordinary reserves, and then a further deduction to cover Board of Directors' fees; the balance left being distributed to the shareholders as an additional dividend, or carried forward.

3. The amount to be distributed shall be paid to the shareholders within two (2) months from the date when the Annual Financial Statements are approved by an ordinary General Meeting resolution, as more specifically provided for by the General Meeting or the Board of Directors.

4. Subject to the provisions regarding the decrease in the share capital, no distribution may be made to the shareholders if at the closing date of the last financial year the Bank's shareholders' equity capital is or

shall as a result of the said distribution be less than the Bank's share capital, plus reserves, which cannot be distributed under the Law or the Articles of Association.

5. The amounts distributed to the shareholders shall not exceed the results of the last financial year ended, increased by the profits of the previous years and the reserves which are permitted to be distributed (their distribution having been approved by the General Meeting of Shareholders), reduced by the losses of the previous years and by such amount as shall according to Law or the Articles of Association be required to be applied towards the formation of reserves. The amount to be distributed shall be paid to the shareholders within two months from adoption by the ordinary General Meeting of the resolution approving the Annual Financial Statements.

6. The term "distribution" under paragraphs 4 and 5 hereof shall particularly include payment of dividends and interest on shares.

CHAPTER SIX

WINDING UP AND LIQUIDATION

Article 37

1. The Bank shall be wound up:

    (a) Upon termination of its duration as specified herein, unless the General Meeting shall have previously decided to extend its duration, as provided for by article 15 paragraph 2 and article 16 paragraph 2, hereof;

    (b) Following a General Meeting decision reached in accordance with the provisions of article 15 paragraph 2 and article 16, paragraph 2, hereof;

    (c) Upon the Bank having been declared bankrupt;

    (d) Following the definitive revocation of its operation license by the appropriate State Authority.

2. In the event of loss of the share capital as designated in article 47 of Codified Law 2190/1920, the Board of Directors shall within six (6) months from the financial year end call the General Meeting to assemble to decide upon the Bank's winding up or the adoption of other measures.

3. Concentration of all shares in the hands of one single shareholder shall not constitute a reason for the Bank's winding up.

Article 38

1. But for the event of bankruptcy, the Bank's winding up shall be followed by liquidation. In the case of subparagraph (a) paragraph 1

of the previous article, the Board of Directors shall act as liquidator until liquidators are appointed by the General Meeting. In the event of sub-paragraph (b) paragraph 1 of the previous article, the General Meeting shall by the same decision appoint the liquidators, too. In each case the General Meeting shall appoint three (3) liquidators.

2. Throughout the period of liquidation, the liquidators shall exercise all such Board powers as shall be necessary or related to the procedure and the objects of the liquidation, conforming with the General Meeting resolutions. The appointment of liquidators shall be subject to publication, as provided for in articles 7a and 7b of Codified Law 2190/1920, as is in force, and shall terminate ipso jure the powers of Board members.

3. The liquidators appointed by the General Meeting shall upon assuming their duties proceed to take an inventory of corporate assets, draw up and publish liquidation financial statements in the press and in the Bulletin for Sociétés Anonymes and Limited Liability Companies of the Government Gazette, as provided for under (ib) of article 7a of Codified Law 2190/1920, as is in force; they shall further submit a copy thereof to the appropriate supervisory authority; similarly, liquidation financial statements shall be published by the liquidators upon completion of the liquidation.

4. Throughout the Bank's liquidation the General Meeting of Shareholders shall reserve all its rights and shall meet either upon invitation of the liquidators, when they deem it necessary, or upon petition of a minority of shareholders, as provided for by article 31 paragraph 1 hereof, whereupon the provisions of the Articles of Association shall apply. Whilst in liquidation, the shareholder representing most of the shares shall temporarily preside over the General Meeting and shall appoint a secretary, either from among the present shareholders or a third party, until the election of a definitive

Executive Committee; the provisions of articles 7 to 17 hereof being otherwise applied.

5. The General Meeting of shareholders shall approve the liquidation financial statements and shall furthermore decide about discharging the liquidators from any liability. The liquidation results shall be submitted to the General Meeting each year, together with a report on any reasons preventing the completion of the liquidation.

The net balance of the corporate assets left after discharge of the debts shall be distributed to the shareholders in cash in proportion to the capital percentage represented by their shares.

CHAPTER SEVEN

FINAL AND TRANSITIONAL PROVISIONS

Article 39

Pursuant to Royal Decree dated 26 February 1953, the shareholders of "National Bank of Greece S.A.", and of "Bank of Athens S.A." became ipso jure shareholders of the Bank. The ratio between the shares of such Banks to the shares of the new Bank that resulted from their merger was formed as follows:

(i)   Following the increase in the number of shares with a proportionate decrease in their nominal value decided upon by the General Meeting of Shareholders on 2nd April 1955, ten (10) shares of the new Bank were exchanged for one (1) share of the former "National Bank of Greece S.A." and twelve and five percent shares (12.05) of the former "Bank of Athens S.A.".

(ii)   Following the decrease in the nominal value of each share from Drachmae 1,450 to Drachmae 725 decided upon by the General Meeting of Shareholders on 19th May 1969, twenty (20) new shares of the Bank, each of a nominal value of Drachmae 725, are exchanged for one (1) share of the former "National Bank of Greece S.A." and twelve and five per cent (12.05) shares of the former "Bank of Athens S.A.".

(iii)   Following the increase in the Bank's share capital decided upon by the General Meeting of Shareholders on 28th May 1970 and distribution to the shareholders as a result thereof of one (1) share for four (4) old shares of the same nominal value of Drachmae 725 each, twenty five (25) new shares of the Bank, each of a nominal

value of Drachmae 725, shall be exchanged for one (1) share of the former "National Bank of Greece S.A." and twelve and five per cent (12.05) shares of the former "Bank of Athens S.A.".

(iv)   Following the increase in the Bank's share capital decided upon by the General Meeting of Shareholders on 7th September 1972, in accordance with Emergency Law 148/1967 as amended, by capitalization of part of the increased value of the Bank's fixed assets, and the distribution to the shareholders as a result thereof of one (1) share for every three (3) shares of the same nominal value of Drachmae 725, thirty-three shares and one third of a share (33 1/3), each of a nominal value of Drachmae 725, shall be exchanged for one (1) former "National Bank of Greece S.A." share and twelve and five per cent (12.05) shares of the former "Bank of Athens S.A.".

(v)   Following the increase in the share capital decided upon by the General Meeting of Shareholders on 26th May 1975, in accordance with Emergency Law 148/1967 as amended, by capitalization of part of the special reserves from the increased value of the fixed assets and the distribution to the shareholders as a result thereof of one (1) share for every twenty five (25) shares of the same nominal value of Drachmae 725, thirty-four shares and two thirds of a share (34 2/3), each of a nominal value of Drachmae 725, shall be exchanged for one (1) former "National Bank of Greece S.A." share and twelve and five percent (12.05) shares of the former "Bank of Athens, S.A.".

(vi)   Following the increase in the Bank's share capital decided upon by the General Meeting of Shareholders on 2nd June 1977 by capitalization of the increased value of its real property and the increase as a result thereof in the nominal value of each share from Drachmae 725 to Drachmae 1,600 and the distribution to the

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shareholders of one (1) share for every five (5) shares of a nominal value of Drachmae 1,600, forty-one shares and three fifths of a share (41 3/5), each of a nominal value of Drachmae 1,600, shall be exchanged for one (1) share of the former "National Bank of Greece S.A." share and twelve and five per cent (12.05) shares of the former "Bank of Athens S.A.".

(vii) Following the increase in the Bank's share capital decided upon by the Extraordinary General Meeting of Shareholders on 24th September 1982, by capitalization of the increased value of the real property, in accordance with Law 1249/1982, and the increase as a result thereof in the nominal value of each share from Drachmae 1,600 to Drachmae 4,500 and the distribution to the shareholders of three (3) new shares for ten (10) shares, of a nominal value of Drachmae 4,500, fifty-four and eight percent shares (54.08) of the Bank, of a nominal value of Drachmae 4,500 each, shall be exchanged for one (1) share of the former "National Bank of Greece S.A." and twelve and five percent shares (12.05) of the former "Bank of Athens S.A.".

(viii) Following the Bank's share capital increase decided upon by the General Meeting of Shareholders on 8 June 1988, in implementation of joint decision dated 22nd February 1988, reached by the Ministers of National Economy and of Finance, by capitalization of the increased value of its real property, and the distribution to the shareholders as a result thereof of nine (9) shares for every five (5) of the same nominal value of Drachmae 4,500, one-hundred-and-fifty-one and four-hundred-and-twenty-four ‰ (151.424) shares of the Bank, each of a nominal value of Drachmae 4,500 each, shall be exchanged for one (1) share of the former "National Bank of Greece S.A." and twelve and five percent (12.05) shares of the former "Bank of Athens S.A.".

(ix)   Following the Bank's share capital increase decided upon by the
        General Meeting of Shareholders on 21st June 1991, by
        capitalization of part of the reserves that resulted from the issue of
        shares above par and the distribution to the shareholders as a result
        thereof of one (1) share for every ten (10) shares of the same
        nominal value of Drachmae 4,500, one-hundred-and-sixty-six and
        five-hundred-and-sixty-six ‰ shares (166.566) of the Bank, each of
        a nominal value of Drachmae 4,500 each, shall be exchanged for
        one (1) share of the former "National Bank of Greece S.A." and
        twelve and five per cent (12.05) shares of the former "Bank of
        Athens S.A.".

(x)   Following the Bank's share capital increase decided upon by the
        General Meeting of Shareholders on 13th July 1994 by capitalization
        of (a) the increased value of the Bank's real property, amounting to
        Drachmae 16,424,627,006 and   (b) the amount of Drachmae
        14,585,389 that resulted from the issue of shares above par, i.e. by
        capitalization of the aggregate amount of Drachmae 16,439,212,395
        and the increase, as a result thereof, of the nominal value of each
        share from Drachmae 4,500 to Drachmae 5,535, one hundred and
        sixty six point 566 ‰ (166.566) shares of the Bank, each of a
        nominal value of Drachmae 5,535, shall be exchanged for one share
        of the former "National Bank of Greece S.A." and twelve point 05
        (12.05) shares of the former "Bank of Athens S.A.".

(xi)   By resolution of the Bank's Board of Directors, adopted at meeting
        No 1031 of 18th November 1994, the Bank's share capital increased
        by Drachmae 249,075 through the issue of 45 new shares of a
        nominal value of Drachmae 5,535 each; such issue resulting from
        the conversion into shares of an equal number of convertible bonds
        issued in 1991. Accordingly, one share of the former "National Bank
        of Greece S.A." and 12.05 shares of the former "Bank of Athens SA"

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shall be exchanged for one hundred sixty six and 566 ‰ (166.566) shares of the Bank, of a nominal value of Drachmae 5,535 each.

(xii)   By resolution of the Bank's Board of Directors, adopted at meeting No 1047 of 22nd November 1995, the Bank's share capital increased by Drachmae 55,350 through the issue of 10 new shares of a nominal value of Drachmae 5,535 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1991. Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for one hundred sixty six and 566 ‰ (166.566) shares of the Bank, of a nominal value of Drachmae 5,535 each.

(xiii) Following the Bank's share capital increase decided upon by the Extraordinary General Meeting of Shareholders on 14th March 1997 by capitalization of an amount of Drachmae 13,421,431,280 derived from the reserve fund arising from the fixed assets increased value under Law 2065/1992, which resulted in an increase of the nominal value of each share from Drachmae 5,535 to Drachmae 5,800 and in the distribution to the shareholders, free of charge, of one (1) new share for ten (10) old shares of the same nominal value of Drachmae 5,800, one hundred and eighty three point 222 ‰ (183.222) shares of the Bank, each of a nominal value of Drachmae 5,800, shall be exchanged for one share of the former "National Bank of Greece S.A." and twelve point 05 (12.05) shares of the former "Bank of Athens S.A.".

(xiv)   By resolution adopted by the Extraordinary General Meeting of Shareholders on 6th October 1997, the Bank's share capital was increased by Drachmae 20,267,154,600 through the issue against cash of 3,494,337 new registered shares of a nominal value of Drachmae 5,800 each, distributed to the shareholders in the proportion of two (2) new shares to ten (10) old ones. Accordingly,

one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for one hundred eighty three and 222 ‰ (183.222) shares of the Bank, of a nominal value of Drachmae 5,800 each.

(xv) By resolution of the Bank's Board of Directors, adopted at meetings Nos 1094 and 1095 of 9th December 1997, the Bank's share capital was increased by Drachmae 9,368,589,200 through the issue of 1,615,274 new shares of a nominal value of Drachmae 5,800 each; such issue resulting from the conversion into shares of an equal number of convertible bonds issued in 1996. Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for one hundred eighty three and 222 ‰ (183.222) shares of the Bank, of a nominal value of Drachmae 5,800 each.

(xvi) Following the increase in the Bank's share capital by Drachmae 26,194,308,000, decided upon by the General Meeting of Shareholders on 25th May 1998, by capitalization of:

(a) Drachmae 6,368,790,543.65 resulting from taxed reserves under Law 2579/98,

(b) the balance of the increased value that resulted from readjustment of the real property value, as provided for by Law 2065/92, amounting to Drachmae 703,884,719 and

(c) Drachmae 19,121,632,737.35 resulting from the reserves from the issue of new shares above par,

resulting in the issue of 4,516,260 new shares, each of a nominal value of Drachmae 5,800, and their distribution, free of charge, to the shareholders in the proportion of two (2) new shares to ten (10) old shares, two hundred nineteen point 866‰ (219.866) shares of the Bank, each of a nominal value of Drachmae 5,800, shall be exchanged for one share of the former "National Bank of Greece

S.A." and twelve point 05 (12.05) shares of the former "Bank of Athens S.A."

(xvii) By resolution adopted by the Extraordinary General Meeting of Shareholders on 9ᵗʰ September 1998, the Bank's share capital was increased:

(a)   by Drachmae 14,312,065,400 through absorption by the Bank of the Banking Société Anonyme under the name of "NATIONAL MORTGAGE BANK OF GREECE S.A." (Sociétés Anonymes Registry No 6070/06/b/86/09), as provided for the article 16 regulations of Law 2515/1997 in combination with article 69 regulations of Law 2190/1920,

(b)   by Drachmae 11,387,618,600 from the equal capitalization of the Bank's reserve fund emanated from the difference of the issue of shares above par that was resolved so that the Bank's aggregate shares nominal value of Drachmae 5,800 would remain after the resolved merging of the Banking Société Anonyme under the name "NATIONAL MORTGAGE BANK OF GREECE S.A." through absorption by the Bank.
Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for two hundred nineteen and 866 ‰ (219.866) shares of the Bank, of a nominal value of Drachmae 5,800 each.

(xviii) By resolution adopted by the Extraordinary General Meeting of Shareholders on 9ᵗʰ September 1998, each shareholder of the Banking Société Anonyme "NATIONAL MORTGAGE BANK OF GREECE S.A." exchanges 1.9 shares of the "NATIONAL MORTGAGE BANK OF GREECE S.A." for 1 (one) share of "NATIONAL BANK OF GREECE S.A.".

(xix) By resolutions of the Board of Directors, adopted at meetings Nos. 1116 of 8th December 1998 and 1118 of 16th December 1998, the Bank's share capital was increased by Drachmae 9,368,589,200 through the issue of 1,615,274 new shares of a nominal value of Drachmae 5,800 each, such increase resulting from the conversion into shares of an equal number of convertible bonds issued in 1996. Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for two hundred nineteen and 866 ‰ (219.866) shares of the Bank, of a nominal value of Drachmae 5,800 each.

(xx) By resolutions of the Board of Directors, adopted at meetings Nos. 1117 of 8th December 1998 and 1118 of 16th December 1998, the Bank's share capital was increased by Drachmae 13,096,005,600 through the issue of 2,257,932 new shares of a nominal value of Drachmae 5,800 each, such increase resulting from the conversion into shares of 1,128,966 convertible bonds issued in 1991.
Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for two hundred nineteen and 866 ‰ (219.866) shares of the Bank, of a nominal value of Drachmae 5,800 each.

(xxi) By resolution adopted by the Extraordinary General Meeting of Shareholders of 29th January 1999, each share was split into four complete shares, with a corresponding reduction in its nominal value from Drachmae 5,800 to Drachmae 1,450.
Consequently, the Bank's share capital amounted to Drachmae 205,330,115,200, divided into 141,606,976 common registered shares of a nominal value of Drachmae 1,450 each.
Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for eight hundred seventy nine and 464 ‰ (879.464) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxii) By resolution adopted by the Extraordinary General Meeting of Shareholders on 6th April 1999, the Bank's share capital was increased by Drachmae 21,522,384,800 through the issue against cash of 14,843,024 new common registered shares of a nominal value of Drachmae 1,450 each; 682,326 of the above shares were distributed to the Bank's employees and 14,160,698 shares were distributed to the shareholders in the proportion of one (1) new share to 10 old ones.

Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for eight hundred seventy nine and 464 ‰ (879.464) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxiii) By resolutions of the Board of Directors, adopted at meetings No 1136 dated 14th June 1999 and No 1137 dated 14th June 1999, the Bank's share capital was increased by Drachmae 5,092,400 through the issue of 3,512 new shares of a nominal value of Drachmae 1,450 each, such increase resulting from the conversion into shares of 439 convertible bonds issued in 1991.

Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for two hundred nineteen and 866 ‰ (219.866) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxiv) By resolutions of the Board of Directors, adopted at meetings No 1143 dated 15 November 1999 and No 1144 dated 15 November 1999, the Bank's share capital was increased by Drachmae 9,368,589,200 through the issue of 6,461,096 new shares of a nominal value of Drachmae 1,450 each, such increase resulting from the conversion into shares of 1,615,274 convertible bonds issued in 1996.

Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for eight hundred seventy nine and 464 ‰ (879.464) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxv) Following the increase in the Bank's share capital by Drachmae 94,490,473,800, decided upon by the General Meeting of Shareholders on 18th April 2000, through an equal capitalization of the Bank's reserve fund emanated from the issue of shares above par, resulting in the issue of 65,165,844 new shares, each of a nominal value of Drachmae 1,450 and their distribution, free of charge, to the shareholders in the proportion of four (4) new shares to ten (10) old shares, one thousand two hundred thirty one point 250‰ (1,231.250) shares of the Bank, each of a nominal value of Drachmae 1,450, shall be exchanged for one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens S.A."

(xxvi) By resolutions of the Board of Directors, adopted at meetings No 1164 dated 15 November 2000 and No 1165 dated 15 November 2000, the Bank's share capital was increased by Drachmae 9,368,589,200 through the issue of 6,461,096 new shares of a nominal value of Drachmae 1,450 each, such increase resulting from the conversion into shares of 1,615,274 convertible bonds issued in 1996. Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for one thousand two hundred thirty one and 250 ‰ (1,231.250) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxvii) By resolution adopted by the General Meeting of Shareholders on 26th April 2001, the Bank's share capital was reduced by Drachmae 9,368,589,200 through the cancellation of 6,461,096 own shares

purchased from the Public Company of Transferable Securities S.A. (DEKA S.A.)

Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for one thousand two hundred thirty one and 250 ‰ (1,231.250) shares of the Bank, of a nominal value of Drachmae 1,450 each.

(xxviii) By resolution adopted by the General Meeting of Shareholders on 26th April 2001, the Bank's share capital was increased by Drachmae 19,016,207,686, through an increase in the nominal value of the Bank's share from Drachmae 1,450 to Drachmae 1,533.375, by capitalization of (a) an increase by Drachmae 10,637,258,098 in the value of the Bank's real property pursuant to Law 2065/1992, and (b) an amount of Drachmae 8,378,949,588 resulting from the reserves from the issue of new shares above par.

Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for one thousand two hundred thirty one and 250 ‰ (1,231.250) shares of the Bank, of a nominal value of Drachmae 1,533.375 each.

(xxix) By resolutions of the Board of Directors, adopted at meetings No 1187 dated 15 November 2001 and No 1188 dated 15 November 2001, the Bank's share capital was increased by Drachmae 9,907,289,213 through the issue of 6,461,100 new shares of a nominal value of Drachmae 1,533.375 each, such increase resulting from the conversion into shares of 1,615,275 convertible bonds issued in 1996.

Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for one thousand two hundred thirty one and 250 ‰

(1,231.250) shares of the Bank, of a nominal value of Drachmae 1,533.375 each.

(xxx) By resolution adopted by the General Meeting of Shareholders on 26th November 2001, the Bank's share capital was reduced by Drachmae 9,907,289,213 through the cancellation of 6,461,100 own shares which resulted from the conversion of 1,615,275 bonds purchased from the Public Company of Transferable Securities S.A. Accordingly, one share of the former "National Bank of Greece S.A." and 12.05 shares of the former "Bank of Athens SA" shall be exchanged for one thousand two hundred thirty one and 250 ‰ (1,231.250) shares of the Bank, of a nominal value of Drachmae 1,533.375 each.

Article 40

Share titles bearing the initial name of the Bank which originated from the merger, i.e. National Bank of Greece and Athens S.A., shall continue to be valid until replaced by new share titles bearing the name of National Bank of Greece S.A., as designated by the General Meeting of Shareholders on 30th April 1958.

Article 41

1. Special statutory provisions regarding the obligatory participation of certain persons in the Bank's Board of Directors shall overrule these Articles of Association until repealed. Such persons shall not be included in the number of the Board members elected by the General Meeting. For as long as the above provisions shall apply, the General Meeting of Shareholders shall elect fewer Board members so that the total number of Directors may not exceed the limits provided for herein.

2. Special statutory provisions regarding the obligatory representation of certain shareholders in the General Meeting shall overrule these Articles of Association until repealed.

Article 42

1. Upon this amendment to/revision of the Articles of Association being recorded in the Registry of Sociétés Anonymes, the Bank's Board of Directors shall convene forthwith and be constituted as a body according to the provisions of Article 21 hereof. The Chairman of the Board of Directors and Managing Director shall take over as the Chairman of the Board of Directors and the Bank's Governor and the

Bank's Vice Chairmen as Deputy Governors; their powers and responsibilities shall be specified by the Board of Directors.

2. The term of office of the Bank's Governor/Chairman of the Board of Directors and of the Deputy Governors shall expire at the time specified under the resolutions of the General Meetings whereby same were elected Chairman of the Board of Directors and Managing Director and Vice Chairmen of the Board of Directors, respectively.

Article 43

1. These Articles of Association were reformed and codified by a General Meeting resolution passed on 15th June 1995.

2. The reference made to the "amendment to this article of the Articles of Association" under article 5 paragraphs 1 and 2, shall be considered to regard the amendment effected by the General Meeting resolution of 26th June.1992.